         July 22, 2011

VIA EDGAR

Mark Webb, Esquire
Legal Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Shore Bancshares, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2010
Filed March 15, 2011
Definitive Proxy Statement on Schedule 14A
Filed March 24, 2011
File No. 000-22345

Dear Mr. Webb:

On behalf of Shore Bancshares, Inc. (the “Company”), please find below responses to the comments provided to the Company by the staff of the Commission (the “Staff”) in a letter dated July 15, 2011 (the “Letter”) relating to the Company’s Annual Report on Form 10-K for the year ended December 31, 2010, filed on March 15, 2011, and the Company’s definitive proxy statement on Schedule 14A, filed on March 24, 2011.  The responses are keyed to the numbering of the comments in the Letter and appear following the comments which are restated below in italics.

Form 10-K for the Fiscal Year Ended December 31, 2010

Part III

General

1.
We note that much of the disclosure required by Part III has been incorporated by reference to your definitive proxy statement.  Please refer to Rule 12b-23 which states that “[m]aterial incorporated by reference shall be clearly identified in the reference by . . . caption or otherwise.”  Please revise your disclosure in future filings to more clearly identify the source of the material that you are incorporating by reference into your annual report.

Mark Webb, Esquire
July 22, 2011

Response:

The Company will revise its disclosures in future filings to more clearly identify the source of the material that it is incorporating by reference into its annual report.

2.
We note that paragraphs 2, 3, 4 and 5 of your certifications included as Exhibits 31.1 and 31.2 to the Form 10-K contain modifications of the exact form of certification as set forth in Item 601(b)(31) of Regulation S-K.  For example, the certifications include references to the “annual report” rather than referring only to the “report”.  In future filings, please ensure that the certifications are in the exact form as set forth in Item 601(b)(31) of Regulation S-K, except as otherwise indicated in Commission statements or staff interpretations.

Response:

The Company will ensure that the certifications filed as Exhibits 31.1 and 31.2 in future reports will be in the exact form as set forth in Item 601(b)(31) of Regulation S-K, except as otherwise indicated in Commission statements or Staff interpretations.

Definitive Proxy Statement on Schedule 14A

Compensation Discussion and Analysis, page 14

3.
Please tell us, and please describe in future filings, how you considered the results of the 2010 shareholder advisory vote on executive compensation when determining your 2011 executive compensation.  Please refer to Item 402(b)(1)(vii) of Regulation S-K.

Response:

The Company did not, and was not required to, solicit a stockholder advisory vote on executive compensation in 2010.

The requirement imposed on all public companies by Section 951 of the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”) to solicit an advisory vote on executive compensation was and is effective for stockholder meetings occurring on or after January 21, 2011.  Prior to the enactment of the Dodd-Frank Act, public companies who had received financial assistance under the Troubled Asset Relief Program (the “TARP”) of the U.S. Department of Treasury (the “Treasury”) were (and still are) required to solicit a stockholder advisory vote on executive compensation, but only in proxies solicited “during the period in which any obligation arising from financial assistance provided under the TARP remains outstanding.”  12 U.S.C. § 5221(e)(1); see also Exchange Act Rule 14a-20 and SEC Release No. 34-61335, Part II (January 12, 2010).1  The EESA states that “the period in which any obligation arising from financial assistance provided under the TARP remains outstanding does not include any period during which the Federal Government only holds warrants to purchase common stock of the TARP recipient.”  12 U.S.C. § 5221(a)(5).

1  This requirement was imposed by Section 111(e) of the Emergency Economic Stabilization Act of 2008, as amended by Section 7001 of the American Recovery and Reinvestment Act of 2009 (the “EESA”).

Mark Webb, Esquire
July 22, 2011

Although the Company received financial assistance under the TARP Capital Purchase Program in January 2009, the Company repaid all of such financial assistance on April 15, 2009.2  Accordingly, the Company did not have any outstanding financial assistance under the TARP at the time it solicited proxies for its 2010 annual meeting of stockholders or, for that matter, at any time during 2010.

Notwithstanding the fact that the Company did not solicit a stockholder advisory vote in 2010, Item 402(b)(1)(vii) of Regulation S-K did not become effective until April 4, 2011, which was after the dates on which the Company filed its Annual Report on Form 10-K for its most recently completed fiscal year and its most recent definitive proxy statement.  See SEC Release Nos. 33-9178; 34-63768 (January 25, 2011).  More importantly, the Company’s Compensation Committee has not yet made all decisions with respect to 2011 executive compensation because the Company’s fiscal year 2011 has not yet ended.  A discussion regarding whether and, if so, how any prior stockholder advisory vote will impact 2011 executive compensation decisions and policies would be premature (and incomplete) at this time.  Disclosure pursuant to Item 402(b) of Regulation S-K with respect to 2011 executive compensation, including a discussion pursuant to Item 402(b)(1)(vii) of the impact of the “most recent” stockholder advisory vote (i.e., the vote that was held on April 27, 2011) on such compensation, will be required for the first time in the Compensation Discussion and Analysis that will form a part of the Company’s definitive proxy statement to be filed in connection with its next meeting of stockholders at which directors will be elected.

We trust that this letter addresses the Staff’s comments.  If the Staff should have any questions or further comments, please do not hesitate to contact Susan E. Leaverton, Treasurer and Principal Accounting Officer, at 410-763-8148 or susan.leaverton@shbi.com.

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

__________________________
2  Specifically, the Company redeemed all 25,000 shares of its Fixed Rate Cumulative Perpetual Preferred Stock, Series A that were issued to the Treasury under the TARP Capital Purchase Program.  Since April 15, 2009, the federal government has held only a warrant to purchase shares of the Company’s common stock.

Mark Webb, Esquire
July 22, 2011

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely yours, /s/ W. Moorhead Vermilye W. Moorhead Vermilye Chief Executive Officer